UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

VICARIOUS SURGICAL INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 92561V 109

(CUSIP Number)

Adam Sachs

c/o Vicarious Surgical Inc.

78 Fourth Avenue
Waltham, Massachusetts 02451

(617) 868-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Chelvey International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,036,850 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,036,850 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,036,850 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the Class A common stock[1]
14	TYPE OF REPORTING PERSON OO

[1]	Calculated based on 98,832,452 shares of Class A common stock of the Issuer outstanding as of September 17, 2021.

1	NAMES OF REPORTING PERSON E15 Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,036,850 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,036,850 shares of Class A common stock[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,036,850 shares of Class A common stock[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the Class A common stock[3]
14	TYPE OF REPORTING PERSON OO, HC

[2]	Consists of 10,036,850 shares of Class A common stock of the Issuer held by Chelvey International Limited (“Chelvey”).
[3]	Calculated based on 98,832,452 shares of Class A common stock of the Issuer outstanding as of September 17, 2021.

1	NAMES OF REPORTING PERSON Shrikant Patnaik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,036,850 shares of Class A common stock[4]
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,036,850 shares of Class A common stock[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,036,850 shares of Class A common stock[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON IN, HC

[4]	Consists of 10,036,850 shares of Class A common stock of the Issuer held by Chelvey.
[5]	Calculated based on 98,832,452 shares of Class A common stock of the Issuer outstanding as of September 17, 2021.

1	NAMES OF REPORTING PERSON Philip Angus Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,336,850 shares of Class A common stock[6]
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,336,850 shares of Class A common stock[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,336,850 shares of Class A common stock[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% of the Class A common stock[7]
14	TYPE OF REPORTING PERSON IN, HC

[6]	Consists of (i) 10,036,850 shares of Class A common stock of the Issuer held by Chelvey and (ii) 300,000 shares of Class A common stock of the Issuer acquired pursuant to the PIPE Financing by E15 Fund Advisors (HK) Limited.
[7]	Calculated based on 98,832,452 shares of Class A common stock of the Issuer outstanding as of September 17, 2021.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. (f/k/a D8 Holdings Corp.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 78 Fourth Avenue, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of (i) Chelvey International Limited (“Chelvey”), (ii) E15 Fund II, LP (“E15”), (iii) Shrikant Patnaik (“Mr. Patnaik”) and (iv) Philip Angus Liang (“Mr. Liang”) (collectively, the “Reporting Persons”):

(b) The business address of the Reporting Persons is c/o Vicarious Surgical Inc., 78 Fourth Avenue, Waltham, Massachusetts 02451.

(c) E15 is the sole shareholder of Chelvey. Mr. Patnaik is a principal of E15. Mr. Liang is a Director of the Issuer, the managing partner for E15.

(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shrikant is a citizen of Republic of India. Mr. Liang is a citizen of People’s Republic of China. Chelvey is a British Virgin Islands corporation. E15 is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 17, 2021 (the “Closing Date”), D8 Holdings Corp., a Delaware corporation that was previously a Cayman Islands exempted company that migrated to and domesticated in Delaware (“D8” and after the Business Combination described herein, the “Issuer”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated as of April 15, 2021, by and among D8, Snowball Merger Sub, Inc., a Delaware corporation, Vicarious Surgical Inc., a Delaware corporation (“Legacy Vicarious”) and Adam Sachs, in his capacity as the stockholder representative.

In connection with the Business Combination, (i) 10,036,850 shares of Class A common stock of the Issuer were received by Chelvey in exchange for 3,043,028 shares of Series A3 preferred stock of Legacy Vicarious, and (ii) 300,000 shares of the Issuer’s Class A common stock were acquired by E15 Fund Advisors (HK) Limited pursuant to the PIPE Financing.

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class A common stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Mr. Liang serves as a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Chelvey is a party to the Amended and Restated Registration Rights Agreement, dated as of September 17, 2021, by and among the Issuer, D8 Sponsor LLC (“Sponsor”), certain affiliates of the Sponsor (together with the Sponsor, the “Sponsor Group Holders”) and certain holders of Legacy Vicarious securities (the “Vicarious Holders”) (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Vicarious Holders were granted certain registration rights with respect to their respective shares of the Issuer’s common stock on the terms and subject to the conditions therein. The Sponsor Group Holders and the Vicarious Holders also agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them (except with respect to shares of the Issuer’s Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing) during the lock-up periods described therein. Each of the Vicarious Holders and Sponsor Group Holders agreed to not transfer any securities of the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing, provided that such 30 consecutive trading day shall have commenced no earlier than 90 days after the Closing.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Chelvey International Limited, E15 Fund II, LP, Shrikant Patnaik and Philip Angus Liang, dated as of September 27, 2021.

2.	Amended and Restated Registration Rights Agreement, dated as of September 17, 2021, by and among the Issuer, the Sponsor, certain affiliates of the Sponsor and certain holders of Legacy Vicarious securities (incorporated by reference from Exhibit 10.11 of the Form 8-K of the Issuer filed with the Securities and Exchange Commission on September 23, 2021 (File No. 001-39384)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021	/s/ Shrikant Patnaik
Shrikant Patnaik

/s/ Philip Angus Liang
Philip Angus Liang

Chelvey International Limited

/s/ Shrikant Patnaik
	Name:	Shrikant Patnaik
	Title:	Director

/s/ Philip Angus Liang
	Name:	Philip Angus Liang
	Title:	Director

E15 Fund II, LP

/s/ Shrikant Patnaik
	Name:	Shrikant Patnaik
	Title:	Principal

/s/ Philip Angus Liang
	Name:	Philip Angus Liang
	Title:	Managing Partner